January 4, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Taylor Beech
Lilyanna Payser

Re:	Alset Capital Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 25, 2022
File No. 333-267841

Dear Ms. Beech and Ms. Payser,

On behalf of Alset Capital Acquisition Corp. (the “Company”), we are hereby responding to the letter dated December 20, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on November 25, 2022 (the “Registration Statement”). To respond to the Comment Letter and update certain information in the Registration Statement, the Company is filing a further amendment to the Registration Statement (the “Revised Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in type below, followed by the Company’s response in boldface.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	We note your revised disclosure in response to comment 2 that you “may” take advantage of the controlled company exemption. Please definitively state whether or not you will take advantage of the controlled company exemptions if Mr. Chan and his affiliates retain a controlling interest in the post-combination company.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the cover page of the Revised Registration Statement.

2.	On your cover page and throughout your filing where you disclose that shares issued to the existing HWH Holders will equal approximately 38.8% of the outstanding capital stock of Alset, revise to clarify that Mr. Chan, as the majority owner of HWH, will ultimately control those shares and the shares held by the sponsor. In addition, on your cover and on page 11 where you specify that the sponsor will hold 8.2% assuming no redemptions, clarify how much of those shares Mr. Chan controls.
Response: The Company acknowledges the Staff’s comment and has revised disclosures on the cover page and page 11 of the Revised Registration Statement.

Questions and Answers for Stockholders of Alset

Q: What equity stake will current stockholders of Alset and the HWH Holders hold in Alset after the Closing?, page 11

3.	We note your revised disclosure in response to comment 3. Please revise your disclosure regarding the ownership of the post-combination company to aggregate all shares ultimately owned or controlled by Mr. Chan into one line item. In this regard, it appears you continue to split Mr. Chan’s shares between Alset initial stockholders and HWH Holders. In addition, the disclosure suggests that Mr. Chan will own 45.5% of the post- combination company, assuming no redemptions, yet your disclosure elsewhere in your filing states that Mr. Chan will own 47.9% of the post-combination company, assuming no redemptions. It appears the “HWH Holders - Others” line item would account for this difference. Please advise and revise for consistency. Make conforming changes throughout your filing where you discuss the ownership of the post-combination company, including on pages 23-33 and 118-119. We also note that in certain other places in your filing, you disclose that Mr. Chan’s ownership will be 47.3%. Please revise for consistency.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 12, 23-33 and 118-119 of the Revised Registration Statement.

Q: How will the Sponsor and our directors and officers vote?, page 16

4.	We note your revised disclosure in response to comment 7. Given the vote required to approve the Business Combination Proposal is a majority of the shares outstanding and entitled to vote and present at the Special Meeting, please revise your disclosure on pages 16, 92, 137 and 139 to disclose the number of shares required to approve the proposal, assuming only a quorum is present. In this regard, it appears you have revised page 10, the only instance where you previously disclosed this figure, to remove it.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 16, 92, 137, and 139 of the Revised Registration Statement.

Q: What interests do Alset’s current officers and directors have in the Business Combination?, page 16

5.	We note your revised disclosure in response to comment 8. Disclose the Merger Consideration Mr. Chan is expected to receive in the proposed transaction and its relative value, quantify any amounts subject to reimbursement, and quantify the aggregate amount that the sponsor, its affiliates, and the company’s officers and directors have at risk that depends on completion of a business combination. Make conforming changes to your disclosure on pages 43 and 117.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the pages 16, 43 and 117 of the Revised Registration Statement.

Summary of the Proxy Statement/Prospectus, page 27

6.	We note your revised disclosure in response to comment 1. Please include comparable disclosure in your prospectus summary.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 28 of the Revised Registration Statement.

7.	We note the diagrams you have included on page 28 in response to comment 9. With a view to providing investors a picture of the common ownership and how the entities are affiliated, include a depiction of the ownership of all entities in each diagram, including Alset, Inc. and HWH, and identifying Mr. Chan’s ownership, as applicable. We note your response suggests that a comparable diagram was included in the Information about HWH section beginning on page 154, but it does not appear to have been included. Please include comparable disclosure in that section.

Response: The Company acknowledges the Staff’s comment and has revised diagrams on page 28 and inserted a comparable diagram on page 157.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Transaction Accounting Adjustments to the Alset and HWH Unaudited Pro Forma

Condensed Combined Balance Sheet as of August 3, page 57

8.	We note from your disclosure on page 52 that the business combination between Alset and HWH is expected to be accounted for as an acquisition under common control. Please tell us how you determined Alset and HWH were under common control and how adjustment (F) appropriately accounts for the transaction in accordance with ASC 805-50.

Response: The Company acknowledges the Staff’s comment and has placed commentary on this comment below:

Since we did not own a majority of Alset at the time of business combination, we have updated this acquisition to not be under common control and updated the Pro Forma and its footnotes, accordingly. Adjustment (F) reflects that Alset issued 12.5 million shares at par value ($1,200) to HWH shareholders in exchange for 100% of HWH shares. After the stock was issued, the Company recorded $1 (rounded under thousand basis) as common stock par value and reduced the same amount from APIC as well.

Risk Factors

Delaware law and HWH’s certificate of incorporation and bylaws..., page 61

9.	We note your revised disclosure in response to comment 13 provides that your proposed charter and bylaws include provisions creating a classified board of directors and requiring the affirmative vote of holders of at least 2/3 of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision; however, neither your proposed charter nor your proposed bylaws appear to create a classified board, Section 8.7 of your proposed bylaws appears to only require a supermajority vote to amend Article VIII, and your proposed charter does not include a supermajority vote provision. Please revise for consistency.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 61 and 62 of the Revised Registration Statement.

The waiver of the corporate opportunities doctrine..., page 63

10.	We note this new risk factor you added in response to comment 15. Include a risk factor addressing the waiver of the corporate opportunities doctrine in Article X of your proposed charter and the related risks to the post-combination company. In this regard, it appears your current risk factor only addresses a similar provision that is included in Alset’s current charter.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 63 of the Revised Registration Statement.

We may not be able to complete an initial business combination with a U.S. target company, page 82

11.	We note your revised disclosure in response to comment 67. Please disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 82 of the Revised Registration Statement.

Timeline of the Business Combination with HWH, page 107

12.	We note your disclosure that HWH received a valuation report provided by Kraft Analytics LLC. Please revise your disclosure to clarify the role of Kraft Analytics in the transaction, summarize the report, and provide the information required by Item 4(b) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

13.	We note your response to comment 19. Please clarify your disclosure as to whether the agreed valuation of $125 million reflects a $30 million PIPE. Disclose any discussions about the need to obtain additional financing for the combined company, such as the potential PIPE transaction, and the negotiation/marketing processes undertaken to date (e.g., identification of potential PIPE investors and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please disclose whether the parties intend to provide any valuations or other material information about the Alset, HWH, or the business combination transaction to potential PIPE investors that are not expected to be disclosed publicly.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

14.	We note your response to comment 20. We further note your disclosure that in early June 2022, Alset received a copy of HWH’s corporate presentation from HWH. Please tell us whether the presentation included any financial projections that the Alset board reviewed, and if so, include such projections in your filing. In this regard, we note your response indicates that such projections were included in the filing, but it appears only the pricing model Alset received in August 2022 was included.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

15.	We note your response to comment 21. Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 28, 2022 by HWH and Alset, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

16.	We note your response to comment 22. Please provide a detailed description of how the material terms of the Merger Agreement evolved throughout the exchange of several drafts. In this regard, we note your disclosure that “among the significant issues negotiated during this period were the fine-tuning of the Merger Consideration, and its allocation between Closing base consideration and post-Closing earnouts, the scope and survival of HWH’s representations and warranties, the minimum cash requirement, and indemnity and escrow provisions.” Please elaborate on the positions of each party with respect to these terms and how they were negotiated. If the material terms were not negotiated, please state as much in your filing and explain why they were not negotiated.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 108 of the Revised Registration Statement.

17.	We note your response to comment 23. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid to HWH stockholders, any financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the post-combination company, director designation rights and organizational documents, and the lock up agreements. In your revised disclosure, please explain the issues and terms discussed at the meetings, each party’s position on such issues, and how you reached agreement on the final terms. If the material terms were not negotiated, please state as much in your filing and explain why they were not negotiated.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 108 of the Revised Registration Statement.

18.	We note your response to comment 24. Throughout this section, identify the individuals from HWH and Alset management who attended each meeting and participated in the negotiations. In addition, disclose when Alset’s board approved the business combination and which board members participated in the vote.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

19.	We note your response to comment 25. We further note your disclosure that on August 24, 2022, Alset and HWH had a call to discuss the possibility of a private capital raise and timelines for finalizing the definitive Merger Agreement. Please elaborate on these discussions and, to the extent additional financing was not secured, discuss why.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

HWH International Membership Assumptions, page 109

20.	We note your disclosure that Alset “received a financial model regarding HWH future businesses, pricing model and other key assumptions.” Please disclose who prepared the financial model.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 108 of the Revised Registration Statement.

21.	We note your disclosure that the basis for HWH’s membership growth rate projections is HWH’s historical performance in South Korea and that the basis for your price projections are derived from SHRG’s statistical data of average spending per active member of approximately US$ 1,200. We also note your disclosure elsewhere in your filing that you changed your membership model in 2022. Given the foregoing, please tell us why such assumptions are reasonable.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 109 of the Revised Registration Statement.

22.	Please quantify your assumptions relating to the capital required to penetrate the Malaysian and Taiwanese markets.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 109 of the Revised Registration Statement.

23.	With respect to your membership projections and operational expense projections, please clarify whether Year 1 corresponds to 2022 or a different year. Please also disclose how the five year time period for the projections was determined.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 109 of the Revised Registration Statement.

Alset’s Board of Directors’ Reasons for the Approval of the Business Combination, page 110

24.	We note your response to comment 28. We further note your disclosure on page 111 references an analysis that the Alset board considered in deciding to approve the transaction, including a reference to financial results and assumptions, but no analysis appears to have been included in the filing. Please revise to include the analysis. If analysis is already disclosed, please clarify which analysis and include a cross reference to where it is disclosed.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 110 of the Revised Registration Statement.

25.	We note your response to comment 32. We further note your disclosure on page 113 that Alset’s board received certain preliminary sales estimates that were prepared by HWH that it considered in its decision to enter into the Merger Agreement. Please disclose these estimates in the filing. If you believe those estimates are already disclosed, please clarify which estimates and include a cross reference to where they are disclosed.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 113 of the Revised Registration Statement.

ValueScope Opinion, page 114

26.	We note your revised disclosure in response to comment 27 that you reviewed the EV/EBITDA multiples of the guideline companies, and we note the language in ValueScope’s opinion on page D-1 that “ValueScope did review the multiples of the guideline companies (multiples of comparable publicly traded companies) to help estimate a terminal exit value of HWH.” We also note your disclosure on page 115 that suggests you intended to include a chart of the compound annual growth rate for the guideline companies and HWHW and the associated EV/EBITDA multiple, but such chart is not included. Please revise to include the chart and disclose the terminal exit value of HWH you calculated as a result of this analysis.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 115-116 of the Revised Registration Statement.

27.	Disclose the inputs, including the discount rate and the EV/EBITDA multiple, used in your discounted cash flow analysis, which you reference on pages 115 and D-1. Disclose the residual value of HWH in 2027 that you calculated using this analysis.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 115-116 of the Revised Registration Statement.

Material U.S. Federal Income Tax Considerations, page 131

28.	We note your response to comment 36 in part. Please revise your disclosure to explain why counsel cannot give a firm opinion and describe the nature and degree of the uncertainty concerning the opinion.

Response: The Company acknowledges the Staff’s comment and notes that a Tax Opinion will be filed by amendment.

Information About HWH

Competition, page 161

29.	We note your revised disclosure in response to comment 41. Please further revise your disclosures that “HWH is in no way a multi-level marketing company, as our membership referral commissions are only payable upon a direct referral at that singular level” and your disclosure on page 204 that identifies the business of several HWH entities as multi- level marketing so that they are consistent.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 204 of the Revised Registration Statement.

Government Regulation, page 162

30.	We note your revised disclosure in response to comment 43. Please revise to include more detail regarding the MEL requirements and the KFTC regulations to which you are subject. Please also include a brief description of any relevant government regulation in Singapore. In this regard, it appears HWH derived 30% of its revenue from Singapore in the nine months ended September 30, 2022.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 163 of the Revised Registration Statement.

Material Contracts, page 163

31.	We note your revised disclosure in response to comment 45. Please further revise to discuss any termination or renewal provisions for each of the Killiney and Hapi Cafe Franchising Agreements, and file the agreements as exhibits to the registration statement. Refer to Item 610(b)(10) of Regulation S-K. Please also describe the material terms of the material oral arrangements under which you have conducted business with your affiliates, or clarify whether your statement that you “currently have no written or verbal agreements with [y]our suppliers” extends to those oral arrangements as well.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 163 and the Exhibit Index of the Revised Registration Statement.

Agreements with HWH’s Named Executive Officers and Potential Payments Upon Termination or Change of Control, page 165

32.	We note your revised disclosure in response to comments 44 and 47. Please describe the terms of the referenced employment agreements and file the agreements as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comment. HWH does not have any agreements with its current or planned officers or directors.

HWH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 165

33.	We have reviewed your revised disclosure in response to comment 49 noting it does not appear to address the comment, therefore it is being reissued. For example, you have not presented an analysis for the decrease in revenues by $3,385,025. Please quantify the change in revenue and the impact of material drivers and discuss the underlying causes of the change for each revenue stream for each period presented. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 169 of the Revised Registration Statement.

34.	We note that your cost of revenues decreased by $1,831,111 for the nine months ended September 30, 2022. Please quantify the impact of each material driver and discuss the underlying causes of the change for each revenue stream.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 169 of the Revised Registration Statement.

Financial Impact of the COVID-19 Pandemic, page 166

35.	We note your revised disclosure in response to comment 48. Please further revise your disclosure in this section to specify, as you do in the risk factors, that you lost substantially all of your members due to the lack of accessibility resulting from COVID- 19 lockdowns.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 71 and 167 of the Revised Registration Statement in order to remove the statement that we lost all of our members due to the lack of accessibility resulting from COVID-19 lockdowns, as such statement is inaccurate.

Liquidity and Capital Resources, page 169

36.	We note your revised disclosure in response to comment 51. We further note your disclosure that you are continuing to develop several products and services and planning to open 50 new Hapi Cafes in the next two years. Please revise to include a discussion of any known trends or uncertainties regarding the capital requirements for this planned expansion. Refer to Item 303(b)(1) of Regulation S-K. Please address how the company expects to fund such projects and any implications this may have on your operations.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 169 of the Revised Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 207

37.	We note your revised disclosure in response to comment 53. Please further revise the table to include footnote disclosure that identifies the natural persons who hold voting or dispositive control over the shares beneficially owned by Alset International Limited, which we understand is Mr. Chan. Please also revise to include a new, separate footnote for Mr. Chan that specifically identifies the shares owned by him directly, and the shares owned by each of Alset Acquisition Sponsor, LLC and Alset International Limited, over which he is deemed to hold voting or dispositive control.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 209 of the Revised Registration Statement.

Alset Capital Acquisition Corp.

Notes to the Unaudited Financial Statements

Note 7 - Stockholders’ Equity, page F-31

38.	We have reviewed your response to comment 38 noting you have removed your disclosure that warrants were classified as liabilities. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants as equity. In your analysis, please reference the applicable sections of the warrant agreement to support your response.

Response: The Company acknowledges the Staff’s Comment and sets forth the following analysis:

●	Step 1 (Is the warrant a freestanding instrument?) - The Warrants will be issued collectively with the Units issued in the Initial Public Offering. Each Unit will consist of one share of common stock and one-half warrant, with each whole warrant entitling the holder to purchase one share of common stock at a price of $11.50 per share. The Warrants will be publicly traded under a separate ticker from the Company’s shares of common stock and therefore, are considered legally detachable and separable. As such, the Warrants are considered to be freestanding instruments, as they are legally detachable from the Unit and the common stock and are separately exercisable.

●	Step 2 (Are the warrants within the scope of ASC 480?) – The warrants do not meet the criteria set forth in ASC 480-10-25 for liability classification and therefore are not within the scope of ASC 480. Specifically:

◌	The warrants are not mandatorily redeemable (per section 6 of the Warrant Agreement);

◌	The warrants represent an obligation to issue common stock of the Company. They do not represent an obligation of the Company to purchase its own equity shares; and

◌	The warrants obligate the Company to issue a fixed number of shares of common stock at the exercise price. Per section 4 of the Warrant Agreement, the adjustment provisions for Split-Ups; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the warrants after such significant events, the provisions do not result in the warrants being within the scope of ASC 480. The adjustments in the down round provision also do not result in the warrants being within the scope of ASC 480.

●	Step 3 (Does the warrant meet the definition of a derivative?) - The warrants contain an underlying (price of the Company’s common stock), a notional (the number of common shares covered by the warrants), require no initial net investment, and can be net share settled. Therefore, the warrant meets the definition of a derivative under ASC 815-10-15.

●	Step 4 (Evaluate contingent exercise provision) – Section 3.3.5 of the proposed Warrant Agreement (Maximum Percentage) contains an exercise contingency. Additionally, the Company’s call option in Section 6.1 (Redemption) is considered an exercise contingency. The Company’s call option in Section 6.1 is a mechanism to incentivize exercise of the Warrants, as they only become redeemable when the Warrants are deeply in the money and the share price has exceeded $18 over a defined period. At any point when the warrants are exercisable at or above this $18 threshold it is probable the holder will exercise and any redemption by the Company will not need to be utilized. Hence, an exercise contingency would occur because the transaction would be measured solely by reference to the Company’s operations, and therefore would not preclude the Warrant from being indexed to the Company’s stock.

●	Step 5 (Evaluate whether each settlement provision is consistent with a fixed-for-fixed equity instrument) –

◌	The warrant holders can purchase the common stock up to a fixed number at a fixed exercise price ($11.50 per share), subject to adjustment hereunder. According to ASC 815-40-15-7C, the primary settlement provision itself met the definition of “Fixed-for-Fixed” rule; and

◌	The Company analyzed the adjustments per section 4 of the Warrant Agreement under ASC 815-40-55-42 and noted that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the warrants from being considered indexed to the Company’s own stock.

●	Step 6 (Does the warrant meet the requirement for equity classification?) –

◌	When the warrant is exercised, the warrant holder shall deliver the aggregate exercise price to the Company, and the Company shall cause the underlying common stock to be transmitted to the warrant holder. Therefore, it requires physical settlement.

◌	For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met):

■	Settlement is permitted in unregistered shares, see section 7.4 of the warrant agreement.

■	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. See 7.3 of the Warrant Agreement.

■	The contract contains an explicit share limit as the maximum number of warrants that the holders can be exercised is stated in the contact.

■	Section 3.3.2 of the Warrant Agreement explicitly states that under no circumstance should cash payment be required.

■	In addition, the warrant agreement has no clause would require cash-settled top-off or make shole provisions.

■	Section 7.1 of the Warrant Agreement indicates that the warrant holders do not have any of the rights of a stockholder and therefore, do not have rights that rank higher than that of a stockholder.

■	No collateral required to settle the outstanding warrants.

The Company accounts for its warrants issued in accordance with ASC 480 & 815. Based on this guidance and the analysis as discussed above, the Company determined that the Company’s warrants meet the criteria for classification as equity. Accordingly, the Company classified the warrants as additional paid in capital and are not required to be classified as liability and mark it to market at each reporting period.

HWH International Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1. Nature of Operations, page F-41

39.	It appears from your disclosure that HWH International Inc. was incorporated in March 2022 and that the company underwent a reorganization in April 2022. We note from your disclosure that this was a realignment of entities under common control and it was accounted for as a recapitalization. Please provide us with the material terms of the transaction including the entities involved and consideration exchanged. In addition, please provide us with a detailed discussion of how this transaction was accounted for, including the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company acknowledges the Staff’s comment and has revised Note 1 on page F-41. A reorganization of the Company’s legal entity structure was completed in April 2022. The reorganization involved the incorporation of HWH in March 2022, and the acquisition of companies under common control as wholly owned subsidiaries of HWH. Following table shows the reorganization by timeline.

Date	Transactions	Note
March 29, 2022	HWH International Inc (“HWH”) was incorporated in Nevada. HWHII is a wholly owned subsidiary of Alset International Limited (“AIL”).	No agreement. It is an incorporation of a subsidiary.

April 20, 2022	HWH acquired 99% of Health Wealth Happiness Pte. Ltd.(“HWHPL”) from AIL. The remaining 1% shareholding was owned by AIL.	HWHII purchased 9,900 shares from HWHPL for S$9,900.

April 29, 2022	HWHPL acquired 99% of Happy Cafe Inc. (“HCI”) fro Alset Inc (“AEI”). The remaining 1% was still owned by AEI.	HWHPL purchased 99,000 shares of HCI for US$99

July 18, 2022	HWH acquired the remaining 1% interest in HWHPL from AIL. HWHPL became a wholly owned subsidiary of HWH.	100 shares for S$100

July 18, 2022	HWHPL acquired the remaining 1% interest in HCI from AEI. HCI has become a wholly owned subsidiary of HWHPL.	1000 shares for S$1

July 18, 2022	HCI acquired 100% of Alset F&B Holdings Pte. Ltd from AIL. Alset F&B Holdings Pte. Ltd. is a wholly-owned subsidiary of HCI.	2 shares for S$1

When HWH acquired HWHPL in April 2022, both companies were under control of AIL based on ASC 810-10-15-8 and its definition of “control”. HWHPL acquired HCI in April 2022 and both companies were under control of AEI. In July 2022, HCI acquired Alset F&B holding Pte. Ltd and both were under control of AIL. In sum, all these transactions were under common control and pursuant to ASC 805-50, financial statements and financial information were presented as of the beginning of the period as though the assets and liabilities had been transferred at that date. Prior years also were retrospectively adjusted to furnish comparative information. Assets and liabilities transferred between entities were not re-measured and consolidated with historical book values.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-44

40.	We have reviewed your response to comment 54 and revised disclosure noting that returns includes return of products and memberships. Your response that memberships are returned appears to be inconsistent with the disclosure on page F-45 which states that membership fees are not refundable. Please address the following:

●	Please tell us what the “return of memberships” represents and how this relates to the buyback program.

●	Please provide us with a break out of the returns related to product sales and the returns related to memberships.

●	Please tell us how the return of memberships is recorded in your financial statements.

●	Please provide us with a detailed discussion of the terms of the buyback program.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page F-44 of the Revised Registration Statement.

41.	Please tell us if the product sales presented on page F-50 represents product sales to members or to third party customers that do not contain a membership.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page F-50 of the Revised Registration Statement.

42.	We note from your disclosure on page 156 that you currently have one membership tier, with 10,076 members at an annual fee of $58.00 per year. Please tell us if the membership fee revenue presented on page F-50 represents only the annual membership fee of your 10,076 members or if additional items are included in this revenue stream. In addition, please provide us with a reconciliation of the number of memberships sold and returned via the buyback program for the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page F-50 of the Revised Registration Statement. The Company also notes there is no buyback program.

Note 3. Receivable from related party, net, page F-47

43.	We have reviewed your response to comment 59 noting all payments are made through direct deposit. Please provide a detailed discussion of how customer payments are made through direct deposit.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page F-47 of the Revised Registration Statement. The Company also notes there is no buyback program.

Note 7. Accrued Commissions, page F-47

44.	We note your disclosure on page 158 that a member receives a 25% commission of the membership fee income if the member successfully refers a new member to subscribe to the membership. Additionally, a member will receive a similar commission if a non- member purchases any of [y]our products through a member referral. Please provide us with a detailed discussion of how the commissions earned on the non-member purchases of products and the membership fee referral correlates to the sales commission expense recorded in the Consolidated Statement of Operations, as it appears to represent approximately 47% of the revenue disclosed on the financial statements.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 158 of the Revised Registration Statement. The Company also notes there is no buyback program.

Note 16. Concentration Risk, page F-50

45.	We note your response to comment 62 and reissue the comment in part. Please disclose if you held cash balances in Hong Kong or China during the year ended December 31, 2021.

Response: As of 30 September, 2022 and December 31, 2021, the Company had no cash balances in Hong Kong or China.

HWH International Inc. and Subsidiaries

Consolidated Financial Statements for the Nine Months Ended September 30, 2022 and 2021, page F-52

46.	Please label the consolidated financial statements and notes to the consolidated financial statements as unaudited.

Response: The Company acknowledges the Staff’s comment and has accordingly labeled the consolidated financial statements and notes to consolidated financial statements starting on page F-51 of the Revised Registration Statement.

Notes to Consolidated Financial Statements

Note 3. Business Under Common Control, page F-63

47.	We note that your disclosure that the acquisitions of HWH World Limited, HWH World Pte. Limited, Hapi Café SG Pte. Limited in April 2022, and Alset F&B Holdings Pte. Limited and Alset F&B One Pte. Limited in September 2022 were accounted for as transactions between entities under common control appears to be inconsistent with the disclosure in Note 1 on page F-57, which states that a reorganization, which included all of these entities, occurred in April 2022 and was accounted for as a recapitalization. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 166, F-41 and F-57 of the Revised Registration Statement.

General

48.	We note your response to comment 68 that certain of your directors and officers live in China and Hong Kong. Please include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, identify the relevant individuals, and add a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will much more difficult to take these actions) in both China and Hong Kong.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 82 of the Revised Draft Registration Statement.

Please call Darrin Ocasio of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

ALSET CAPITAL ACQUISITON CORP.

/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan
Chairman and Chief Executive Officer